March 21, 2012

Mr. Brian McAllister

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Dear Mr. McAllister:

FILE NO. 000-29948
FORM 20-F DATED FEBRUARY 28, 2011
FILED SEPTEMBER 30, 2011

This letter is in response to the request for information contained in your letter dated February 24, 2012.

Item 16F

Yes, the Company changed auditors from PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to KPMG LLP, Chartered Accountants effective July 13, 2010 as per the attached letter. The fiscal 2010 audit opinion dated June 11, 2010 was issued prior to the resignation of PwC. This change in auditors was an oversight in the amended filing of Form 20-F.

Exhibit 99.1 Report of Independent

Registered Public Accounting Firm, Page 1

This is confirmed by our auditors, KPMG. The third paragraph should read “results of operations and consolidated cash flows for the year ended February 28, 2011” not “February 28, 2010”. This is a typographical error.

Item 15B

Management’s assessment of the effectiveness of internal control over the financial reporting as of February 28, 2011, specifically the comparative year ended February 28, 2010, concluded that there were not effective internal controls over financial reporting. The specific area of accounting for the restatement involved future taxation liability issues.

Subsequently, during fiscal 2011 the Company initiated additional resources and training to ensure proper compliance to reporting standards for taxation issues together with the related internal controls.

Management is of the opinion that this letter response is sufficient for your review as most of the requested information involves a typographical error and oversight of change of auditors. Therefore the Company has not refiled an amended Form 20-F for the fiscal year ended February 28, 2011.

Yours truly,

/s/ Wayne Fraser

Wayne Fraser,

Corporate Controller.

130 Adelaide Street West, Suite 2210
Toronto, ON M5H 3P5
T: 416.860.0400
F: 416.860.0822
Toll Free: 1.877.233.2244
www.starfieldres.com

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Registrar of Securities, Northwest Territories

AND TO:	PricewaterhouseCoopers LLP
KPMG LLP

June 9, 2010

CHANGE OF AUDITOR NOTICE

Starfield Resources Inc. (the “Company”) has requested PricewaterhouseCoopers LLP (“PwC” to submit its resignation as auditor of the Company, and PwC has agreed to submit its resignation as auditor of the Company, effective July 13, 2010. The Company is recommending to the shareholders the appointment of KPMG LLP (“KPMG”) as auditor of the Company effective July 13, 2010.

The Audit Committee and the Board of Directors of the Company have considered and approved the decision to change the auditor of the Company.

The Auditor’s reports of PwC on the financial statements of the Company for the fiscal years ended February 28, 2010 and 2009 do not contain any reservations. There have been no “reportable events” as such term is defined in National Instruments 51-102 issued by the Canadian Securities Administrators.

/s/ Greg Van Staveren

Greg Van Staveren

Chief Financial Officer